UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.  )*

Arm Holdings plc

(Name of Issuer)

Ordinary shares, par value £0.001 per share

(Titles of Class of Securities)

042068 205**

(CUSIP Number)

September 13, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	The ordinary shares have no CUSIP number. The CUSIP number for the American Depositary Shares representing the ordinary shares is 042068 205.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 042068 205	SCHEDULE 13G

1	NAMES OF REPORTING PERSONS SoftBank Group Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 922,733,999
	6	SHARED VOTING POWER - 0 -
	7	SOLE DISPOSITIVE POWER 922,733,999
	8	SHARED DISPOSITIVE POWER - 0 -
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 922,733,999
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 89.8%(1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)

Percentage of class that may be deemed to be beneficially owned by the Reporting Person is based on the quotient obtained by dividing (A) the aggregate number of shares beneficially owned by the Reporting Person by (B) the 1,028,075,347 ordinary shares outstanding on December 31, 2023.

CUSIP No. 042068 205	SCHEDULE 13G

Item 1(a).	Name of Issuer:

Arm Holdings plc

Item 1(b).	Address of Issuer’s Principal Executive Offices:

110 Fulbourn Road
Cambridge CB1 9NJ
United Kingdom

Item 2(a).	Name of Person Filing:

This Schedule 13G is being filed on behalf of SoftBank Group Corp., a Japanese kabushiki kaisha (referred to herein as “SoftBank” or the “Reporting Person”). The shares subject to this report are held by Kronos II LLC (“Kronos II”). Kronos II is an indirect wholly-owned subsidiary of SoftBank. Kronos II is a direct wholly-owned subsidiary of Kronos I (UK) Limited, which is in turn a direct wholly-owned subsidiary of Kronos Holdco (UK) Limited, which is in turn a direct wholly-owned subsidiary of SoftBank Group Capital (“SBGC”). SBGC is an indirect wholly-owned subsidiary of SoftBank, whose interests are held by 46% by SoftBank and 54% by SoftBank Group Overseas GK, a direct wholly-owned subsidiary of SoftBank.

Neither the present filing nor anything contained herein shall be construed as an admission that SoftBank constitutes a “person” for any purposes other than Section 13(d) of the Act.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of SoftBank is 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan.

Item 2(c).	Citizenship:

See responses to Item 4 on cover page.

Item 2(d).	Titles of Classes of Securities:

Ordinary shares, par value £0.001 per share.

Item 2(e).	CUSIP Number:

042068 205

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

Not Applicable.

Item 4.	Ownership

The following information is provided as of September 13, 2023.

(1) Amount beneficially owned:

(i) 922,733,999 ordinary shares.

(2) Percent of class:

(i) 89.8% for the Reporting Person.

The percentages used herein and in the rest of this Schedule 13G are calculated based upon 1,028,075,347 ordinary shares outstanding on December 31, 2023, as reported in the Issuer’s Current Report on Form 6-K furnished to the Securities and Exchange Commission on February 7, 2024.

CUSIP No. 042068 205	SCHEDULE 13G

(3) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

922,733,999 ordinary shares.

(ii) Shared power to vote or to direct the vote:

0 ordinary shares.

(iii) Sole power to dispose or to direct the disposition of:

922,733,999 ordinary shares.

(iv) Shared power to dispose or to direct the disposition of:

0 ordinary shares.

As a result of the relationships described in this Schedule 13G, SoftBank may be deemed to have voting and/or dispositive power with respect to the ordinary shares of the Issuer held by Kronos II.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

See Item 2(a).

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

CUSIP No. 042068 205	SCHEDULE 13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2024

SOFTBANK GROUP CORP.

/s/ Yuko Yamamoto
Name:	Yuko Yamamoto
Title:	Head of Corporate Legal